EXHIBIT 99.1

For Immediate Release 22-19-TR	Date:	March 16, 2022

Teck’s Highland Valley Copper Achieves Canada’s First Copper Mark Verification

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced Highland Valley Copper Operations (HVC) has been awarded the Copper Mark.

Copper Mark is a voluntary assurance framework to promote responsible production practices and demonstrate commitment to the United Nations Sustainable Development Goals. To be verified for Copper Mark, HVC was assessed and independently verified against 32 responsible production criteria including greenhouse gas emissions, community health and safety, respect for Indigenous rights and business integrity.

“Copper is an essential material for the low-carbon future, and our focus is on helping meet the growing global need for copper in an environmentally and socially responsible way,” said Don Lindsay, President and CEO. “We are proud that Highland Valley Copper has been awarded the Copper Mark, demonstrating the operation’s commitment to sustainability and to ensuring customers have the information they need on our performance as a responsible copper producer.”

“We are pleased to welcome HVC among the growing number of sites that have received the Copper Mark,” said Michèle Brülhart, Executive Director of the Copper Mark. “HVC is our first Copper Mark recipient in Canada, and we congratulate them on their commitment to responsible practices.”

Highland Valley Copper Operations is Teck’s first copper operation to achieve certification, with plans for each of Teck’s copper operations to be verified in the future. This includes Carmen de Andacollo and QB2, which is expected to begin production in the second half of 2022. More information about the Copper Mark verification can be found here.

Teck’s approach to operating responsibly is underpinned by a long-term sustainability strategy that sets out goals in the areas of Health and Safety, Climate Change, Responsible Production, Our People, Water, Tailings Management, Communities and Indigenous Peoples, and Biodiversity and Reclamation. Learn more about Teck’s sustainability strategy here.

Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “will”, “estimate”, “expect”, “ambition” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements relating to our plans to achieve Copper Mark certification at our other copper operations and the expected timing thereof and statements relating to expected timing for production at our QB2 project.

The forward-looking statements in this news release are based on a number of estimates, projections, beliefs and assumptions the management team believed to be reasonable as of the date of this news release, though inherently uncertain and difficult to predict, including, but not limited to, expectations and assumptions concerning: general business and economic conditions; acts of foreign and domestic governments; receipt of permits and other regulatory and governmental approvals and the timing thereof; our ability to procure equipment and operating supplies and services in sufficient quantities or on a timely basis; the availability of employees; engineering and construction timetables; the impacts of COVID-19 on the construction and development of our QB2 project; and our ongoing relations with our employees and our business and joint venture partners. We caution you that the foregoing list of important factors and assumptions is not exhaustive. Other events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, our forward-looking statements.

Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our most recent Annual Information Form filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile. We assume no obligation to update forward-looking statements except as required under securities laws.

About The Copper Mark

The Copper Mark is an assurance framework to promote responsible practices and demonstrate the copper industry’s contribution to the United Nations Sustainable Development Goals. The Copper Mark uses a rigorous site-level assessment process to independently verify whether individual copper producing sites have responsible production practices.

The Copper Mark is built on a genuine commitment to responsible production as we aim to mitigate the environmental and social impact of the copper industry, and positively contribute to sustainable development goals and the green transition.

The Copper Mark framework involves a robust three-year re-evaluation process conducted by independent external auditors at site-level for participants. Participants commit to continual improvement, building the management systems necessary to ensure ongoing legal compliance. To achieve Copper Mark verification, operations also need to demonstrate efforts to achieve Free, Prior and Informed Consent (FPIC) and maintain trusted, collaborative relationships with local Indigenous communities.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

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Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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